Exhibit 4.25

Rod Snodgrass

Telecom New Zealand Limited

42-52 Willis St

Wellington

1 December 2012

Dear Rod

EXTENSION OF WHOLESALE COMMERCIAL SERVICES AGREEMENT

Introduction

On or about 15 November 2011 Telecom New Zealand Limited (“Telecom”) and Chorus New Zealand Limited (“Chorus”) signed the Wholesale Commercial Services Agreement (WCSA). The WCSA commenced on 1 December 2011 and is due to expire on 1 December 2012.

We wish to alleviate any concerns you may have regarding the continued provision of services from Chorus over the coming months due to the pending expiry of the WCSA. We assure you that Chorus have no intention of disrupting supply of WCSA governed services while we work through contract changes with Telecom.

Until such time as new contracts are executed between the parties (or this letter agreement is terminated in accordance with clause 4 below) Chorus will continue to provide services to you as set out in this letter agreement

Chorus and Telecom wish to extend the WCSA as set out below. By signing this letter agreement, you agree to abide by the terms of this letter agreement

Extension

Chorus and Telecom agree that the WCSA is extended until, and shall terminate on (unless agreed otherwise by the parties), the date that is the earlier of:

(a)	the date that Chorus makes the new finalised CSA template and accompanying finalised substitute Service Appendices (ex WCSA) available for acceptance by Telecom; and

(b)	the date that is three (3) months from the date of notice of termination under clause 4 below.

Terms on which Chorus will continue to provide services to Telecom

1.	Chorus will continue to provide services to you in accordance with, and you agree to abide by the terms and conditions contained In the WCSA between you and Chorus (including Service Appendices as applicable).

2.	For the avoidance of doubt the WCSA may be amended from time to time, within the terms of the WCSA and Chorus expressly reserves the right to change its prices in accordance with the terms of the WCSA.

3.	Chorus will work collaboratively with you to finalise and agree the new CSA and service appendices that sit under the new CSA.

4.	You acknowledge and agree that either party may terminate this letter agreement on giving the other three months notice.

Yours faithfully	Telecom New Zealand Limited

Acknowledges that these are the terms on which Chorus agrees to continue to provide services to Telecom New Zealand Limited and agrees to the terms and conditions of this letter agreement.
Victoria Crone	Rod Snodgrass
General Manager Sales & Marketing	Chief Product Officer
Chorus New Zealand Limited	Telecom New Zealand Limited

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